111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

July 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Office of Disclosure Review

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund

Amendment No. 5 to Registration Statement on Form N-2

Filed December 12, 2023

Securities Act File No. 333-274405

Investment Fund Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are submitting the Fund’s (a) responses to the comments made by the staff of the Division of Investment Management: Disclosure Review Office (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on June 27, 2024 and additional comments received on July 1, 2024, with respect to the above-referenced Amendment No. 5 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letter to the Staff on May 24, 2024 (the “Comment Response Letter”). Please advise if we have not accurately captured any oral comments delivered by the Staff.

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 6 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold and have followed each such comment with the Fund’s response thereto.

July 5, 2024

Valuation Comments to Response Letter Dated May 24, 2024

1.	Comment 20: Under what circumstances or thresholds will the quarterly look-back function result in restatement of prior period financial statements?

Under no circumstances will the quarterly look-back function result in a restatement of prior period financial statements. The quarterly look-back is used by both the investment management and asset valuation teams to prospectively refine the Manager’s tools for future valuation estimates and to assist in identifying and addressing any risks in the Valuation Methodology; financial reporting is not affected by the quarterly lookbacks. The Manager believes that the quarterly look-back allows its investment management and valuation teams to: (i) evaluate the accuracy of its assumptions and predictions, (ii) identify any risks in the Valuation Methodology, and (iii) investigate and potentially refine the factors and determinations that led to a particular prior decision to enhance the Valuation Methodology going forward. Any information gathered through this process will be beneficial to refining the Valuation Methodology for future periods but will not impact any prior reporting.

2.	Comment 28: Does this list of individuals comprise a “Valuation Committee?” If so:

a)	What is the charter for the Valuation Committee?

b)	Has the charter been disclosed?

c)	What is the role of the CCO in the Valuation Committee and/or the valuation process?

d)

In addition to the job titles listed, please tell us what are the qualifications and experience of each of these individuals to prepare valuations for a publicly offered closed end interval fund that will offer to make quarterly repurchases at NAV

The Manager’s chief financial officer and his team, including Frank Walden, Armando Carera, Layne Gierke, and Kevin David, are the key individuals who determine the fair value of the Fund’s investments; these individuals do not constitute a formal “valuation committee.” As such, there is no valuation committee nor is there a charter. The CFO and his team leverage the Valuation Methodology and other tools to determine Fair Value of the Fund’s assets. These individuals will work collaboratively to determine Fair Value. The Chief Compliance Officer of the Fund will have general oversight of the valuation process to ensure that the Manager adheres to the processes and controls that it has implemented.

Frank Walden is the Director Finance for the Fund and has previously served as a financial analyst and the chief financial officer at St. Johns Insurance Company. He is responsible for the Fund’s accounting and reconciliation of the financial reports. Armando Cabrera holds a degree in Mechanical Engineering from the University of Pennsylvania with minors in computer science, statistics, data science, and mathematics. Mr. Cabrera is responsible for the development and implementation of the data science and actuarial analysis

July 5, 2024

underling the valuation process. Layne Gierke holds a degree in Mathematics with a minor in finance from Northern Illinois University, where he had an academic focus on actuarial science. He has also earned his ASA (Associate of the Society of Actuaries) designation. Lastly, Kevin David holds a degree in Statistics with a minor in computer science from the University of Central Florida, where he had an academic focus on actuarial science. He is also currently finishing the process of his ASA (Associate of the Society of Actuaries) designation.

3.

Comment 30: Response 30 states that “the insurance industry, as compared to other industries such as crypto currencies, energy, and technology, is rather staid.” Please supplementally explain what the Fund means by “staid” and how the life settlement asset class is staid.

The life insurance industry has been in existence for over 100 years and is heavily regulated by the various state departments of insurance. The life insurance industry as a whole currently has over $13 trillion in policies in force, an amount that is more than 2.5 times the value of the US residential real estate industry. Life insurers earn revenue in two ways: (i) collecting policy premium and (ii) investing surplus in permitted investments (the quantity, quality and diversity of an insurers permitted investments are set by applicable law and overseen by the insurer’s prudential regulators). A life insurer generally spends money in two ways: (i) paying claims and (ii) running its operations, including investment costs and risks as well as political (regulatory change) risk. Because of the operations and regulatory oversight of insurers, we believe that the life insurance business is significantly less volatile than other industries. In addition, life insurance companies tend to be conservative in their approach to assessing and reserving for risk and investing their premiums. Regarding energy, geopolitical risk including fighting in the Middle East and environmental concerns impact the volatility of the price of hydrocarbons, and import tariffs and sanctions impact the price of alternative energy sources and production. Admittedly, life insurers may include investment businesses involved in some of these industries. However, most state investment regulations limit a life insurer’s exposure to any single investment and industry.

Likewise, the life settlement asset class is also heavily regulated. It is a growing industry that, in 2023, transacted over $4 billion in policy acquisitions. While the industry has expanded, and thus the supply of policies has increased on the tertiary market, the underlying fundamentals of the Longevity Assets have remained the same. At the end of the day, each life insurance policy is backed by the credit of the issuing insurance company. As noted above, these insurance companies as subject to stringent risk and capital requirements which provide comfort that the issuing insurance company will have the wherewithal to pay claims when they come due. Further, there are additional protections under state law in the form of the various state insurance guarantee associations and rehabilitation regulations which aim to protect the interests of the holders of insurance policies. We note that there is some risk that the guaranty and rehabilitation regulations may not provide support to a third-party beneficiary such as the Fund if the issuing life insurer becomes insolvent.

July 5, 2024

4.

Comment 32: Response 32 states: “[t]he Manager believes a five-year lookback period allows it, in its role as Valuation Designee, to have sufficient data to evaluate observable inputs and smooth out any market or transaction spikes or aberrations.” How is smoothing out any market or transaction spikes or aberrations consistent with the definition of fair value? Please supplementally explain the process by which the Valuation Designee smooths market data.

Other than as may incidentally occur due to the selection of a five year look-back period, the Valuation Designee does not smooth out the transaction spikes or other aberrations. Instead, the Valuation Designee merely observes the spikes and valleys in transactions and the variances from the mean in the total set of market data. This results in a smoother distribution over a five year look back period as the variances will be interpreted for the actual circumstance and the spread over a longer period than a single year look back. The reference to “smoothing” in this response was simply to serve as a visual representation of the effect of this averaging over a five-year period. As noted, the five-year look-back results in data that is more consistent over time and the Valuation Designee views this longer term look-back period as providing more reliable insight into the market for use in future projections.

5.	Comment 39:

a)

The response says, “the 2% referenced above is an analysis of the internal rate of return used in the valuation currently performed at the public company Abacus Life, Inc….” Please further clarify this response. Please supplementally provide further detail about the process used by the Fund to calculate fair value used in the quarterly NAV upon which repurchases occur.

b)

The response says, “the Manager looks at the impact of a +/- 2% fluctuation in the internal rate of return.” Please further clarify this response. Specifically, please supplementally explain what “looks at” means in the context of preparing a fair value for a particular mortality investment.

The Manager has determined that 2% is statistically significant with respect to the spread of Longevity Assets against the Fund’s historical benchmark. This 2% is consistent with the deviation that Abacus Life, Inc. has determined, together with its consultants and other advisors, as an inflection point to estimate quarterly valuation swings. As such, the Fund takes into account a range of plus or minus 2% variance from the prior quarter’s internal rate of return as a margin of error. To the extent that the internal rate of return is outside of this margin of error, then the Manager may make changes to the underlying valuation.

The Manager utilizes the ABL Technology valuation methodology, which has previously been provided to the Staff, in calculating the net asset value of the Fund on a quarterly basis.

July 5, 2024

Legal Comments to Amendment No. 4 to Registration Statement

6.

Please move the disclosure starting with the sentence “under normal circumstances” out of the investment objective and into the investment strategy. The investment objective will read: “The fund’s investment objectives are to realize long term appreciation and current income by investing primarily in Mortality Contracts (defined below).”

This Fund has moved this disclosure to the cover page of the Revised Registration Statement.

7.

The disclosure says, “[t]he Fund may, in its discretion, waive all or a portion of the fees for certain shareholders and any fees charged by a distributor; no fee waiver will increase the fees or costs to any other shareholder.” Please supplementally explain the circumstances under which the Fund may waive all or a portion of the fees for certain shareholders and any fees charged by a distributor. Please also explain which fees may be waived.

The Fund has deleted this disclosure from the Revised Registration Statement, as it will not waive fees for any investors.

8.	Please move the bullets on page 13 bullets to the cover page.

This Fund has moved this disclosure to the cover page of the Revised Registration Statement.

9.

The first bullet [under “Investment Objective”] says, “life insurance policies or portfolios of life insurance policies available for purchase in the tertiary market, which are bought and sold between investors, rather than directly from insureds.” Please disclose additional details about the tertiary market here. For example, disclose (as applicable) that this is an over-the-counter market, what types of brokers transact on this market, how active is the market, how is the market regulated, etc. Please also specifically disclose the risks associated with transacting on these tertiary markets in the principal risk section.

The Fund has provided additional disclosure on page 1 of the Revised Registration Statement.

10.

In the second paragraph under [Investment Strategy], please delete “specifically the Manager’s accounting division” as rule 2a-5(e) requires the Fund’s adviser to be the valuation designee, not a sub-division of the adviser.

This Fund has deleted this reference from the Revised Registration Statement.

11.

In the second paragraph under [Investment Strategy], please disclose in this paragraph the use of Lapetus as the sole provider for life expectancy estimates, which is one of the most critical factors in valuing Longevity Assets.

July 5, 2024

The Fund has provided additional disclosure on page 3 of the Revised Registration Statement to address the Staff’s comments.

12.

The staff reiterates its comment to revise the advisor’s name to Longevity Wealth Advisors, LLC throughout the disclosure. Please define “manager” or “adviser” as ABL Wealth Advisors, LLC the first time the term “manager” or “adviser” is used to refer to this entity.

The Fund notes that the legal name of the Manager is ABL Wealth Advisors, LLC, and not Longevity Wealth Advisors, LLC. Previously the Manager had used the name Longevity Wealth Advisors, LLC (and the Manager continues to retain the right to use such name), however the Manager has changed it’s name to ABL Wealth Advisors, LLC. Please see the disclosure on the Manager’s Form ADV for confirmation of this name change.

13.

The fee table discloses that the management fee is calculated as a percentage of estimated value of AUM. Please revise to comply with Item 3. The management fee should be disclosed as a percentage of net assets attributable to common shares.

As disclosed on page 7 of the Revised Registration Statement, the Fund will calculate the management fee on the basis of the Fund’s assets under management, and not on the basis of the Fund’s net asset value because for purposes of calculating the management fee, the Manager caps the value of Longevity Assets at their purchase price, and writes them down as appropriate. The Manager may increase the value of certain fair value assets such as when a Mortality Contract moves towards maturity – this increase in value of the Mortality Contract will not affect AUM nor increase the management fee. As such, this will yield a management fee that is no more than the amount that would have been assessed if the management fee was calculated based on net asset value. This is because the daily assets under management figure is determined to be (1) the sum of (a) face value of any cash and cash equivalent assets, and (b) the lower of (x) the purchase price for a Longevity Asset or (y) the Manager’s current estimated value of the Longevity Asset. Net asset value, but contrast, does not include the ceiling of the purchase price of the Longevity Asset in determining value. As such, to the extent that the Manager, as Valuation Designee, determines that a particular Longevity Asset has appreciated in value as compared to the initial purchase price, the Fund’s net asset value would increase, while the amount of assets under management will remain the same.

As the Fund has made the determination to use assets under management to calculate the management fee, as described above, showing the management fee based on net asset value of the Fund would not accurately represent the management fee to prospective investors.

The Fund has provided supplemental disclosure on page 6 of the Revised Registration Statement.

14.

Footnote 3: These redemption fees that the Fund would allocate to Shareholders appear to be similar in purpose to the Early Repurchase Fee. Please confirm that these costs and charges will not exceed 2.00% of the repurchased amount under rule 23c-3(b)(1).

July 5, 2024

The Fund confirms that these costs and charges will not exceed 2.00% of the repurchased amount under Rule 23c-3(b)(1).

15.	Footnote 5: Please delete reference to “24 months” in FN 5 of the fee table, and revise to 12 months.

The Fund has revised its disclosure on page 6 of the Revised Registration Statement.

16.	Please supplementally confirm that the Fund will not invest more than 15% of its assets in issuers that rely on the exclusions under 3(c)(1) and 3(c)(7) of the 40 Act. We may have additional comments.

The Fund confirms that it will not invest more than 15% of its assets in issuers that rely on the exclusions under 3(c)(1) and 3(c)(7) of the 1940 Act.

17.	Please consider moving [“Risks Associated with Longevity Assets”] higher up in the registration statement to make more prominent.

The Fund has moved this disclosure to begin on page 8 of the Revised Registration Statement.

18.

Valuation Risks: Please make the risk disclosure around valuation more prominent and move up to the principal risk discussion. For example, the staff would be comfortable if the valuation risk section disclosed each risk identified below (1-5) separately with its own bolded sub-heading under “valuation risks” under the discussion of principal risks.

The Fund has revised this disclosure beginning on page 8 of the Revised Registration Statement.

19.	The staff reiterates the following comment:

a. Please add the following to the valuation risk disclosure section as separate valuation risks as principal risks:

i. the Fund does not make specific estimations for the cost of insurance for each insurance contract;

ii. the Fund relies solely on one life expectancy service provider and life expectancy is one of the most critical factors for accurate valuation;

iii. the Fund derives the fair market yield to discount the net cash flows of each insurance contract from the Fund’s affiliate’s database of over 1,000 undisclosed trades that the Fund’s affiliate executed itself;

iv. the specific risks relating to valuation for Longevity Assets as compared to other asset classes;

July 5, 2024

v. given the Fund’s use of various affiliated entities to provide services to the Fund (including with respect to valuation of assets and longevity Asset servicing), please provide more detailed risk disclosure regarding the Manager’s conflicts of interest (and as one example, provide conflicts disclosure about the Manager’s incentive to potentially churn the portfolio).

The Fund has supplemented its disclosure beginning on page 8 of the Revised Registration Statement.

20.	Please remove the following language from the risk disclosure section and move elsewhere in the registration statement:

“The Manager has entered into a service agreement with the Sponsor’s affiliate, ABL Technologies, whereby ABL Technologies will provide its proprietary Valuation Methodology, database and analytic tools that the Fund’s Valuation Designee will utilize in its valuation of Fund’s portfolio of Longevity Assets, as well as the Manager’s investment committee that will use to assess whether to buy, sell or hold a Longevity Asset and at what price. ABL Technologies’ the Valuation Methodology has been developed to support the Manager, as Valuation Designee, in its fair valuation of Longevity Assets of the Fund and the Manager’s investment committee in its determinations to transact in Longevity Assets. While ABL Technologies’ Valuation Methodology, analytic tools, and proprietary portfolio database have been developed specifically to support the Manager’s valuation of Longevity Assets”

The Fund has deleted this reference from its current location in the Registration Statement and is otherwise covered on pages 30, 36, and 44 of the Revised Registration Statement.

21.

Disclosure with respect to “Management of the Fund” says, “The Fund’s organizational expenses (“Organizational Expenses”) are expected to be approximately $750,000 dollars. The Manager has advanced certain sums on behalf of the Fund for its Organizational Expenses. The Fund will repay these advances to the Manager, without interest or increase, on a monthly basis beginning on the Effective Date and will amortize the amount over the next 36-month period subject to available resources.” Please supplementally explain: (1) the terms of repayment by the Fund to the Manager; and (2) how the Fund will consider the priority of making quarterly repurchases of fund shares vs. repayment of Organizational Expenses to the Manager.

Repayment of the Organizational Expenses by the Fund to the Manager will be made in equal payments, paid quarterly, after all of the share repurchases have been fulfilled.

The Fund has supplemented its disclosure on page 25 of the Revised Registration Statement.

July 5, 2024

22.	There is mention of a sub-adviser in the section “The Manager”. Please supplementally explain if the fund or adviser will use the services of a sub-adviser. We may have additional comments.

The Fund has deleted this reference from the Revised Registration Statement.

23.

Please supplementally explain if Abacus Settlements will be acting as a service provider to the Fund in any capacity. If so, please disclose, and please revise the disclosure under “Fund Expenses” stating that the “Fund will not enter into purchase or sales transactions with its affiliates”.

The Fund confirms that Abacus Settlements will not be acting as a service provider to the Fund in any capacity.

The Fund notes that it has provided disclosure on page 43 of the Registration Statement that it will not enter into purchase or sales transactions with its affiliates.

24.

Fundamental policy (1): Please revise the concentration policy to clearly state whether or not the Fund will be concentrated in an industry or group of industries. The current disclosure contains conflicting language (the Fund expects to concentrate in Mortality Contracts vs. Fund will invest at least 25% of total assets in Longevity Assets). Please also remove the language “expects to concentrate” in the policy as this reserves freedom of action to concentrate.

This Fund has revised its disclosure on page A-3 of the Revised Registration Statement.

25.	Please provide the staff with the trust’s by-laws for our review when ready.

The Fund has provided a copy of the Fund’s bylaws for review on July 5, 2024.

26.	Please remove Mary Beth Schulte as she is no longer a Trustee.

The Fund has removed Mary Beth Schulte from the Registration Statement Disclosure and from the Declaration of Trust. Please see page 10 of the Declaration of Trust.

The Fund has provided additional disclosure on pages A-6 through A-8 of the Revised Registration statement with the information for a third independent trustee.

27.	Section 3.14 Fiduciary Duty

a)

We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Declaration of Trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor, or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

July 5, 2024

b)

Please add a provision to the Declaration of Trust , or otherwise modify the Declaration of Trust to clarify explicitly that notwithstanding anything to the contrary in the Declaration of Trust nothing in the Declaration of Trust, modifying, restricting or eliminating the duties or liabilities of trustees or officers in the Declaration of Trust shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

The Fund has revised this provision in the Declaration of Trust and has added further disclosure beginning on page 55 of the Revised Registration Statement to address the Staff’s comment.

28.	There is a reference to “NAY”—please explain what this means or if it should say “NAV.”

The Fund has corrected this to read “NAV” in the Declaration of Trust.

29.

Section 10.6 Derivative Actions (a): Please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

The Fund has revised this provision in the Declaration of Trust and has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

30.

Section 10.6 Derivative Actions (c): Please disclose this provision in an appropriate location in the prospectus (i.e., pre-suit demand and that the Board must be afforded a reasonable amount of time to consider the shareholder request).

The Fund has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

31.

Section 10.6 Derivative Actions (d): Please disclose this provision in an appropriate location in the prospectus (i.e., pre-suit demand and that the Board must be afforded a reasonable amount of time to consider the shareholder request).

The Fund has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

32.

Section 10.6 Derivative Actions (e): Please revise this provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

July 5, 2024

The Fund has revised this provision in the Declaration of Trust and has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

33.

Section 10.7 General Direct Actions (a): Please revise this provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

The Fund has revised this provision in the Declaration of Trust and has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

34.

Section 10.7 General Direct Actions (b): Please revise this provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

The Fund has revised this provision in the Declaration of Trust and has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

35.

Section 10.7 General Direct Actions (b)(i): Please revise this provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

The Fund has revised this provision in the Declaration of Trust and has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

36.	Section 10.7 General Direct Actions (b)(ii):

a)	Please disclose this provision in an appropriate location in the prospectus (i.e., pre-suit demand and that the Board must be afforded a reasonable amount of time to consider the shareholder request).

b)

Please revise the provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

July 5, 2024

The Fund has revised this provision in the Declaration of Trust and has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

37.	Section 10.9 Exclusive Delaware Jurisdiction:

a)	Please revise this provision in the Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws.

b)

Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

The Fund has revised this provision in the Declaration of Trust and has added further disclosure on page 56 of the Revised Registration Statement to address the Staff’s comment.

38.	Section 10.10 Waiver of Jury Trial. Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

The Fund has added further disclosure to on page 56 of the Revised Registration Statement to address the Staff’s comment.

Accounting Comments to Amendment No. 4 to Registration Statement

39.	On the cover page, if we do not base our management fee on net assets (we base on AUM), we need to provide additional disclosure.

Please see our response to Comment 13 above. The Fund has supplemented its disclosure on page 6 of the Revised Registration Statement to explain that the management fee is based on AUM, rather than NAV, as it is more favorable to investors because the management fee is capped at the purchase price of the Longevity assets, and will be written down as appropriate.

40.	In the expense example, please update to reflect the appropriate expense ratio.

The Fund has updated the expense table on page 6 of the Revised Registration Statement to reflect that the Management Fee itself will be based on 1.45% of the Fund’s average daily value of AUM and the remainder of other expenses to be calculated on NAV (i.e., a total of .50 of daily NAV). In addition, we have added additional footnote disclosure explaining the AUM and NAV calculations.

July 5, 2024

41.	On page 40, please revise the statement regarding allocation of expenses as a reduction of capital to our comment letter to the latest form N-2

The Fund has revised its disclosure on pages 42 and A-15 of the Revised Registration Statement to state that the Fund is permitted to, and intends to, defer offering costs and amortize such offering costs over twelve months on a straight-line basis starting from the commencement of the Fund’s operations. In addition, with respect to distribution costs, the Fund will defer and amortize direct costs over a twelve-month period using the same straight-line amortization method as described for offering expenses, and indirect distribution costs will be charged as expenses when incurred.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.
Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund